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SEC FILE NUMBER

SEC Mail Processing

MAR 01 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Torch Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4006 Austin Meadow Drive
(No. and Street)

Sugar Land	TX	77479
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tom O'Driscoll	713-898-6038	tom@torchsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP(Formerly known as AJSH & Co LLP)
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area, Main Ring Road	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

	110085
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas O'Driscoll, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Torch Securities, LLC, as of ________, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAIR CHEDRAOUI
Notary Public, State of Texas
Comm. Expires 07-12-2024
Notary ID 129060578

Signature: ________

Title:
President

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2022

TORCH SECURITIES, LLC

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

OATH OR AFFIRMATION

I, Thomas O'Driscoll, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Torch Securities, LLC, as of December 31, 2022 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

President

Title

Notary Public

JAIR CHEDRAOUI
Notary Public, State of Texas
Comm. Expires 07-12-2024
Notary ID 129050573

Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of Independent Registered Public Accounting Firm

To the Member of Torch Securities, LLC

We have reviewed Torch Securities, LLC's assertions, included in the accompanying Torch Securities LLC's Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to mergers & acquisitions advisory services, and private placements of securities and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3 throughout the most recent fiscal year ended December 31, 2022, without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R.§240.17a-5 throughout the year ended December 31, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
February 24, 2023

Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of the Independent Registered Public Accounting Firm

To the Members of Torch Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Torch Securities, LLC (the "Company") as of December 31, 2022 and the related statements of operations, changes in member's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission.The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the Torch Securities LLC's Auditor since 2020.

New Delhi, India
February 24, 2023

TORCH SECURITIES, LLC

Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$	6,954
Other assets	$	0
Total assets	$	6,954

LIABILITIES AND MEMBERS' EQUITY

Members'equity

Members' Equity	$ 131,060
Deficits	$ (124,106)
Total members' equity	$ 6,954
Total liabilities and members' equity	$ 6,95

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC

Statement of Income (Loss)
For the year ended December 31, 2022

REVENUE	
Total revenue	$ 0
EXPENSES:	
Consultancy Fee	0
Accounting & Taxes	1,550
Other operating expenses	23,968
Total expenses	$ 25,518
NET INCOME BEFORE INCOME TAXES	$ (25,518)
NET INCOME	$ (25,518)

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2022

	Members' Equity	Net Income	Total Members' Equity
Unadjusted balance at January 1, 2022	**$ 105,127**	**$ (98,589)**	**$ 6,538**
Member's contribution	25,934	0	25,934
Distributions		0	0
Net income		(25,518)	(25,518)
Ending balance at December 31, 2022	**$ 131,061**	**$ (124,107)**	**$ 6,954**

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC

Statement of Cash Flows
For the year ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(25,518)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		0
Net cash used in operating activities	$	(25,518)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	$	25,934
Net cash provided in financing activities	$	25,934
Increase in cash	$	416
Cash - beginning of year	$	6,538
Cash - end of period	$	6,954

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES,LLC
Notes to Financial Statements
December 31,2022

Note 1: Organization

Business Activity

Torch Securities, LLC (the "Company"), a Delaware limited liability company, was formed in October 2004. It was granted membership in the Financial Industry Regulatory Authority ("FINRA"), as a limited broker-dealer in May 2005. The Firm will not claim an exemption from SEA Rule 15c3-3, in reliance of footnote 74 to SEC release 34-70073. The Firm has represented that it does not and will not , (1) directly or indirectly, receive, hold, or otherwise owe funds or securities for or to customers, (2) doest not and will not carry accounts of or for customers and (3) does not carry PAB accounts. Its business operations focus primarily on mergers and acquisitions ("M&A"), private capital formations, fairness opinions and business valuations. The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

Note 2: Significant Accounting Policies

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ofAmerica.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition

Revenues from the Company's operations are recognized in the period the services are provided or upon closing of an M&A transaction. A non-contingent investment banking fee is recognized in the period the service is provided per SAB 104 and FASB guidelines. A contingent investment banking fee is earned only if an M&A transaction closes and is recognized on the closing date of an M&A transaction.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Note 2: Significant Accounting Policies (cont.)

Consultancy Fees

Consultancy Fees represent amounts paid to individual members in the form of success fees, salary, or other similar compensation. Such payments to a member shall not reduce the capital accounts of such member, except to the extent of its distributive share of any company losses or other downward capital adjustment resulting from such payment.

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2022.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk

The Company has not engaged in securities business, various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions, and therefore is not exposed to risk.

Note 3: Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-l, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net Capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the Company had net capital of $6,954 of which $1,954 was in excess of its required minimum net capital per SEC Rule 15c3-1. The Company had no aggregate indebtedness.

Note 4: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Note4: Fair Value(cont)

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities.

Note 5: Recently issued accounting standards

There were no new accounting pronouncements during the year ended December 31, 2022 that we believe would have a material impact on our financial position or results of operations.

Note 6: Provision for Taxes

The Company as an LLC is a non-tax paying entity for federal tax purposes and is allowed to absorb any gains or losses in the member's individual tax return. As the tax obligations of the sole member is carried to his individual tax return, any audit or review considerations related to Internal Revenue Service assessments and statute of limitations thereof are borne by the sole member. Under section 650l(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-l(a) of the Income Tax Regulations (Tax Regulations), for the years 2013, 2014, and 2015 the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 7: Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2022. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2022.

Note 8: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. All outstanding obligations have been paid and the Company made no accruals. As a sole member of Torch Securities, LLC, the company used the home of Mr. O'Driscoll the Company's President and CEO as the main office.

30.The Company paid fine amounting USD 17,500 to FINRA during the year ended December 31, 2022. The fine was for an event that took place in 2019 (three years ago) relating to a private placement that the firm worked on. A small amount of money was raised in the private placement (less than $20,000). The company for whom the money was raised subsequently went bankrupt. Finra alleged that review of the private placement was inadequate. The Company disputed this claim but elected not to contest Finra and paid the fine.

Note 9: Members contribution

During 2022, Mr. O'Driscoll made $25,934 of cash contributions to the Company.

Note10: Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2022 through February 23, 2023, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 11 – Legal Matters

The Company in the normal course of its business may be named in matters arising from its activities as a broker-dealer. In the opinion of management, based upon discussions with legal counsel, the resolution of any matters will not have a material adverse effect on the financial condition of the Company. As of December 31, 2022, there is no current legal matter.

Note 12: Going Concern

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a loss from operations during 2022 amounting to

USD 25,518. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management has pledged additional support to the Company to enable it to continue as a going concern.

TORCHSECURITIES, LLC

Statement of NetCapital
Schedule I
For the year ended December 31, 2022

	Focus12/31/22		Audit12/31/22		Change	
Member's equity, December 31, 2022	$	6,954	$	6,954	$	0
Subtract • Non allowable assets:						
Other asset						
Tentative net capital	$	6,954	$	6,954	$	0
Haircuts:						
NETCAPITAL	$	6,954	$	6,954	$	0
Minimum net capital		(5,000)		(5,000)		
Excess net capital	$	1,954	$	1,954	$	0
Aggregate indebtedness	$	0		0		
Ratio of aggregate indebtedness to net capital		0		0		

There was nodifference noted between theAudit and Focus report as of December 31,2022.

The accompanying notes are an integral part of these financial statements.

TORCH SECURITIES, LLC
Statement of Net Capital (continued)
December 31, 2022

Schedule II
Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3

For the year ended December 31, 2022, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

For the year ended December 31, 2022, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Torch Securities,LLC

AJSH & Co LLP

March 31, 2023

Torch Securities, LLC's Exemption Report

Torch Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mergers and acquisitions ("M&A"), private capital formations, fairness opinions and business valuations

(3) The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company has met identified exemption provision throughout the most recent fiscal year without exemption.

Torch Securities, LLC

By:

Thomas O'Driscoll, President

Torch Securities, LLC

February 23, 2023

To Auditors,
Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)
A-94/8, Wazirpur Industrial Area,
Main Ring Road, New Delhi-110052
India

We are providing this letter in connection with your audit of the financial statements of Torch Securities LLC (the "Company") for the year ended on December 31, 2022 for the purpose of expressing an opinion as to whether financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of **Torch Securities LLC** in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to those matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of the date of your report, the following representations made to you during your audit:

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America, and include all disclosures necessary for such fair presentation and disclosures otherwise required to be included therein by the laws and regulations to which the Company is subjected.

2. We have made available to you all financial records and related data, including the names of all related parties and all relationships and transactions with related parties.

3. We hereby confirm that no meetings of stockholder / directors were held during the year ended December 31, 2022.

4. The accounting policies, which are material or critical in determining the results of operations for the twelve months period or the financial position are set out in the financial statements and are consistent with those adopted in the financial statements for the previous year except as disclosed in the financial statements. The said accounting policies are in accordance with the generally accepted accounting principles in the United States of America.

5. There have been no communications from regulatory agencies concerning non-compliance with or deficiencies in financial reporting practices.

6. There are no material transactions, agreements or accounts that have not been properly recorded in the accounting records underlying the financial statements.

7. There are no significant deficiencies, including material weaknesses, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report the financial statements.

8. We acknowledge our responsibility for the design and implementation of programs and controls to provide reasonable assurance that fraud is prevented and detected.

9. We have no knowledge of any fraud or suspected fraud affecting the Company involving:

   a. Management,
   b. Employees who have significant roles in internal control over financial reporting.

10. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers or others. (As to items 7, 8 and 9, we understand the term "fraud" to mean those matters described in Statement on Auditing Standards No. 99.)

11. There have been no violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency, except for the ones already disclosed/ accounted for in the financial statements.

12. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

    The following have been properly recorded or disclosed in the financial statements

    a. Related-party transactions, including revenue, expenses, loans, transfers, leasing arrangements, guarantees and amounts receivable from or payable to related parties. (We understand the term "related party" to include those entities described in Statement on Auditing Standards No. 45, foot note 1.)

    b. Guarantees, whether written or oral, under which the Company is contingently liable.

    c. Significant estimates and material concentrations known to management that is required to be disclosed in accordance with the AICPA's Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties. (Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.)

d. The Company considers the applicability and impact of all ASUs. Newly issued ASUs are expected to have no impact on the Company's financial position and results of operations because either the ASU is not applicable or the impact is expected to be immaterial.

e. Arrangements with financial institutions, exchanges and clearing houses involving compensating balance arrangements involving restrictions on cash balances and lines of credit or similar arrangements.

f. The following information about financial instruments with off-balance-sheet risk and financial instruments [including receivables] with concentrations of credit risk:
   i. The extent, nature, and terms of financial instruments with off-balance-sheet risk.
   ii. The amount of credit risk of financial instruments with off- balance-sheet risk and information about the collateral supporting such financial instruments.
   iii. Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

13. There are no provisions which are required to be made for any material loss to be sustained in the fulfilment of or from the inability to fulfil any purchase or sales commitments.

14. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows.
It is understood that the term "securities and investments not readily marketable" includes but is not limited to the following:
   a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

   b. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

15. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of non-compliance.

16. In addition, the Company at December 31, 2022 had-

   a. No securities exchange memberships on the books.

   b. No participation in joint accounts carried by others.
   c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfilment of conditions regarded as uncertain.
   d. No open contractual commitments other than those appearing on the memo books and records.
   e. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

17. There were no foreign operating affiliates of the Company which are subject to local securities and capital adequacy requirements.

18. The Company has no fixed assets as on December 31, 2022.

19. There were no inventories with the company as on December 31, 2022.

20. All liabilities of the Company of which we are aware are included in the financial statements at the balance sheet dates. There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Financial Accounting Standards Board (FASB) Statement No. 5, *Accounting for Contingencies* and no unasserted claims or assessments that our legal counsel has advised us are probable of assertion and required to be disclosed in accordance with that Statement, other than those already disclosed in the financial statements.

21. The effects of the uncorrected financial statements misstatements summarized above are immaterial, both individually and in aggregate, to the financial statements taken as a whole.

22. The Company has appropriately reconciled its books and records (e.g., general ledger accounts) underlying the financial statements to their related supporting information (e.g., sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or material general ledger suspense account items that should have been adjusted or reclassified to another account balance. There were no material general ledger suspense account items written off to a balance sheet account, which should have been written off to an income statement account and vice versa.

GENERAL

23. The financial statements disclose all of the matters of which we are aware that are relevant to the Company's ability to continue as a going concern, including all significant conditions and events, mitigating factors and the Company's plans. The Company had a loss from operations during 2022 amounting to USD 25,518. This raises substantial doubt about the company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management has pledged additional support to the company to enable it to continue as a going concern.

24. We ensure that since the Company has been registered with the Securities and Exchange Commission as a securities broker dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"), it has duly complied with applicable regulations.

25. The Company is also registered with Securities Investor Protection Corp ("SIPC") and ensures that all adjustments made in Schedule of Assessment and Payment (Form SIPC-7) were in accordance with applicable rules.

26. All registered representatives or independent contractors who were involved in securities business of the Company and all transactions executed with them were appropriately disclosed to you.

27. We hereby confirm that there were no new accounting pronouncement during the year ended December 31, 2022 that the management believe would have material impact in our financial position or result of operations.

CASH

28. All cash and bank accounts and all other assets of the Company of which we are aware are included in the financial statements at December 31, 2022.

COMMITMENTS AND CONTINGENCIES

29. There are no provisions which are required to be made for losses to be sustained in the fulfilment of or from inability to fulfil, any sales commitments.

30. The Company paid fine amounting USD 17,500 to FINRA during the year ended December 31, 2022. The fine was for an event that took place in 2019 (three years ago) relating to a private placement that the firm worked on. A small amount of money was raised in the private placement (less than $20,000). The company for whom the money was raised subsequently went bankrupt. Finra alleged that review of the private placement was inadequate. The Company disputed this claim but elected not to contest Finra and paid the fine.

EQUITY INSTRUMENTS / MEMBERS CAPITAL

31. As of December 31, 2022, Company's outstanding equity securities or member's capital stands at $6,954.

32. During the year, the members of Company had made a contributions of $25,518 to member's capital.

33. The company does not handle cash or securities of customers; accordingly it is exempt from the provisions of Reserve requirement as per rule 15c3-3.

34. All the pertinent rights and privileges of the Company's outstanding equity securities have been properly disclosed. There were no transactions that occurred after December 31, 2022, but before the date of this letter, apart from those disclosed in this point, that would have materially changed the number of common shares or potential common shares outstanding at the end of the period if the transaction had occurred prior to the end of the period.

INVESTMENTS

35. We hereby confirm that the Company held no investments as on December 31, 2022.

BUSINESS COMBINATIONS

36. There were no business combinations as on December 31, 2022.

TAXES

The Company as an LLC is a non-tax paying entity for federal tax purposes and is allowed to absorb any gains or losses in the member's individual tax return. As the tax obligations of the sole member is carried to his individual tax return, any audit or review considerations related to Internal Revenue Service assessments and statute of limitations thereof are borne by the sole member. Under section 650l(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-l(a) of the Income Tax Regulations (Tax Regulations), for the years 2013, 2014, and 2015 the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

37. We hereby confirm that the Company was not liable to pay state taxes.

38. The Company has adequately assessed that the Company had no uncertain tax positions that would require financial statement recognition.

RELATED PARTY

1. We understand the term "related party" to include those entities described in Statement on Auditing Standards No. 45 and confirm that all related party transactions have been disclosed to you.

NET CAPITAL & RESERVE REQUIREMENT

2. The Company has followed rule 15c3-1 of Securities and Exchange Commission, USA (SEC) which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The calculated minimum capital for the year ending December 31, 2022 is $6,954 and available net capital is $5,000 with excess capital of $1,954.

3. The Company is not affected by SEC Rule 15c3-3 since it does not maintain possession or control of any customer funds or securities. See Footnote 74 of SEC Release 34-70073.

SUBSEQUENT EVENTS

4. To the best of our knowledge and belief, no other events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements, except as disclosed in the financial statements.

Yours faithfully,

Thomas O'Driscoll

President

I have read and understood the terms and conditions of this letter and I agree to and accept them.

February 23, 2023

Duly authorized for and on behalf of Torch Securities, LLC